Schedule A

Transactions by the Reporting Persons Since the Most Recent Filing on Schedule 13D/A

The following table sets forth all unreported transactions with respect to the Common Stock effected by or on behalf of the Reporting Persons since the most recent filings on Schedule 13D/A through 4:00 p.m., Eastern time, on March 10, 2026. Unless otherwise indicated, all such transactions were effected in the open market. Transactions were executed in multiple trades and the price reported reflects the weighted average purchase price. All transactions were made by David M. Hoffmann.

Securities Purchased	Price per Share	Transaction Date
6,099	$7.17	2/13/2026
10,600	$7.17	2/17/2026
10,600	$7.17	2/18/2026
10,600	$7.81	2/19/20226
10,600	$9.11	2/20/20226
15,200	$8.91	2/23/2026
15,200	$8.84	2/24/2026
13,710	$8.64	2825/2026
15,200	$9.03	2/26/2026
15,200	$9.11	2/27/2026
19,000	$8.85	3/02/2026
19,000	$9.16	3/03/2026
19,000	$9.16	3/04/2026
19,000	$9.26	3/05/2026
19,000	$9.19	3/06/2026
27,800	$9.30	3/09/2026
27,800	$8.99	3/10/2026
27,800	$9.33	3/11/2026
27,800	$9.40	3/12/2026
27,800	$9.35	3/13/2026